CLIFFORD CHANCE US LLP

 September 27, 2017

VIA EDGAR

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted July 20, 2017
Responses to Staff comments made by letter dated August 11, 2017

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 11, 2017 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which was submitted on July 20, 2017 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012. Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement (the “Marked Copy”), which was submitted today by the Company via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

September 27, 2017

General

1.

We note your response to comment 1 and the related supplemental responses. We have referred your analysis to the Division of Investment Management for further review and consideration.

The Company acknowledges the Staff’s comment.

Prospectus Summary, page 2

2.

We note your prior revised disclosure, as referenced by comment 2. Please revise the Q&As to clarify how investors learn about adjusted prices. For example, consider adding Q&As “Where do I look for changes in the price?” and “How much time do I have to revoke my subscription if the price increased after I subscribed?”

In response to the Staff’s comment, the Company respectfully directs the Staff to the current disclosure on page 10 of the prospectus under the caption “Prospectus Summary—Q: What is the purchase price for each share and how will you communicate changes to the purchase price for each share?” Additionally, the Company has revised the disclosure to make the third paragraph under the caption “Prospectus Summary—Q: What is the purchase price for each share and how will you communicate changes to the purchase price for each share?” as a separate question and answer under the caption “Prospectus Summary—Q: How much time do investors have to withdraw their subscriptions if the price changes after they subscribed?” on page 10 of the prospectus.

Determination of Our Net Asset Value, page 48

3.

We note your response to comment 6 and disclosure on page 48 that values will be based on “unobservable” inputs. We also note the statement on page 4 and elsewhere that the offering is “initially” a blind pool offering and accordingly investors will not have the opportunity to evaluate the assets you acquire “before” you acquire them. This statement suggests that investors will be able to make such evaluations after you acquire assets. Given that asset values will depend on possibly non-public or “unobservable” inputs, please revise to clarify, if true, that investors may not have the opportunity to evaluate your assets even after they are acquired.

In response to the Staff’s comment, the Company supplementally advises the Staff that that it has adopted a valuation policy that provides for methodologies to be used to determine the fair value of its assets for purposes of its net asset value calculation, including valuations based on “unobservable” inputs, in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, which is extensively disclosed on page 48 under the caption “Determination of Net Asset Value—Determination of Our Net Asset Value” and on page 59 of the prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Valuation of Assets.” Upon consummation of an acquisition which is significant as determined under applicable securities laws and regulations, the Company will disclose in a prospectus supplement all material information regarding such asset acquisition, including, but not limited to, a description of the asset acquired, the identity of the seller and any material relationships of such seller with the Company, the nature and amount of consideration given, the source of funds used by the Company to acquire such asset, any specific risks to the Company that are associated with its ownership of such asset, and any financial information in relation to the acquired asset that the Company may be required to file with the SEC. Additionally, the Company expects to disclose the fair value of each asset it acquires at least on a quarterly basis and any other financial or operating information regarding an acquired asset that the Company determines to be meaningful to investors. Therefore, the Company believes that investors will have ample information to evaluate the Company's assets after it acquires them.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

September 27, 2017

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Holly J. Greer

Clifford Chance US LLP
Jay L. Bernstein
Larry P. Medvinsky
Clifford R. Cone